August 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Daniel Greenspan
Christina De Rosa
Mary Mast
Christine Torney

Re:	Otonomy, Inc.
Registration Statement on Form S-1
File No. 333-197365
Acceleration Request
Requested Date: August 12, 2014
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Otonomy, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-197365) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

August 8, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

Otonomy, Inc.

/s/ David A. Weber, Ph.D.

David A. Weber, Ph.D.

President and Chief Executive Officer

cc:	Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.
Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP
Andrew Williamson, Cooley LLP
Judson Quiggle, Ernst & Young LLP